Mail-Stop 4561
								September 8, 2006

Via facsimile and U.S. Mail
Mr. Randy Cheveldave
Chief Executive Officer and Chief Financial Officer
Yaletown Capital, Inc.
Suite 200- 3083 Grandview Hwy.
Vancouver, B.C. V5M 2E4

Re:    Yaletown Capital, Inc.
                      Form SB-1
	          File No. 333-136621
                     Filed August 14, 2006

Dear Mr. Cheveldave:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Revise to file an irrevocable consent of service as an exhibit in the next pre-effective amendment. See General Instruction G. to Form
SB-1

Prospectus cover page
2. Revise to include the Company`s executive office mailing address, including zip code and telephone number.


Prospectus Summary, page 4
3. Revise the third paragraph to disclose the estimated amount needed
during the next 12 months and whether such amount will be
sufficient
to fully execute the business plan. If not, so state. In addition, disclose the anticipated source of the financing during the next 12 months, if any, and whether the Company expects debt or equity financing.

Risk Factors, page 5
4. Revise the first paragraph to delete references to the private placement and the units being offered. In addition, send us a copy of the private placement memorandum and the result of that offering, e.g., 100 units sold to 10 people at $1.00 per share, each unit includes 1 share and 1 option at an exercise price of $1.00.
5. Revise the last sentence of the last paragraph to change "Registration Statement" to "Prospectus".

We are solely governed by Mr. Randy Cheveldave ..., page 7
6. Consider adding another risk or expand this risk to address potential conflicts of interest, insofar how Mr. Cheveldave will decide on projects for the Company or himself or others and disclose how much time per week Mr. Cheveldave will devote to the Company.

We will require additional financing to effectuate our business plan
...., page 9
7. Revise the fourth sentence to clarify "acceptance of mineral claims" or delete such reference.

Plan of Distribution, page 13
8. Revise to add disclosure that a post-effective amendment will be filed before any pledge, donee, or transferee can use this Prospectus. The post-effective amendment will name any such pledge, donee, or transferee. Similarly, a post-effective amendment will be filed in the event any agent, broker, dealer or other person or entity receives any compensation in addition to ordinary commissions.
Such post-effective amendment will name any such persons or entities and the compensation arrangements will be disclosed.

Description of Business, page 15
Government Sponsored Film and television Tax Credits
9. Revise to include the general eligibility rules and the Table of available credits found at www.bcfilm.bc.ca./downloadables/FIBC and also include the web address. The existing narrative should also be revised to clarify what labour costs are eligible, e.g., Canadian owned corporation`s wages if the corporation owns at least 50% of the copyrights.

Employees
10. Supplementally advise the staff, with a reference to the specific rule or law, whether the wage credits can only be claimed if the company has employees and wages. Otherwise, explain how the credits would work with employees of other companies.

Management Discussion and Analysis or Plan of Operation
Liquidity and Capital Resources, page 25
11. Please revise your disclosure of the paid expenses to consultants for $24,372 to reconcile to the amount disclosed on the Income
Statement and Note 2 to the Financial Statements.

Remuneration of Officers and Directors, page 26
12. Revise the disclosure to provide some indication as to how Mr. Cheveldave will be compensated and when such compensation will start.

Security Ownership of Management ... ,page 27
13. Revise to also include a table for the preferred stock outstanding and add a narrative with the material terms related to the preferred especially with regard to voting and conversion rights.

Experts, page 29
14. Your inclusion of reference to Shelley International CPA suggests
that a change of accountants took place.  If so, please tell us how
you determined that none of the disclosures required by Article
304
of Regulation S-K are required; alternatively revise the document to provide those disclosures.

Financial Statements
General
15. Please note the updating requirements of Item 310 (g) of Regulation S-B.
16. Include an updated consent of the independent auditors in the pre-effective amendment.


Balance Sheet, page 31
17. We note you have a shareholder loan outstanding in the amount of
$16,602. Please revise your filing to disclose the terms of the loan including the applicable interest rate. If the loan is non-interest bearing or carries an unreasonable rate of interest, please revise to impute interest on the loan.
18. Please revise the footnotes to describe the terms of the preferred shares.

Note 2 - Summary of Significant Accounting Policies, page 35
Income, page 36
19. We note you issued 8,000,000 common shares and 1,000,000 preferred shares for the payment of services that totaled $9,000. Please revise your filing to describe the type of services received and who performed such services.
20. Please revise your disclosure of the paid expenses to consultants for $24,372 to reconcile to the amount disclosed on the Income Statement and Note 2 to the Financial Statements.

Unregistered Securities Issued ..., page 41
21. Revise to include information on the preferred shares issued.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any accounting questions should be directed to Matthew Komar at
(202) 551-3781 or Don Walker, Senior Assistant Chief Accountant at
(202) 551-3490. All other questions regarding the comments may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-
3491.

						Sincerely,

						Todd Schiffman
						Assistant Director
						Financial Services Group



CC:	Via U.S. Mail and Fax: (817) 282-5886
	Aaron D. McGeary, Esq.
	The McGeary Law Firm
      405 Airport Fwy.
      Suite 5
      Bedford, Texas 76021


Mr. R. Cheveldave
Yaletown Capital, Inc.
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